December 15, 2022

VIA E-MAIL

Richard Horowitz
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797
Richard.Horowitz@dechert.com

       Re: Tate Capital Company, File No. 000-56494

Dear Mr. Horowitz:

        On November 17, 2022, you filed a registration statement on Form 10 on behalf of Tate
Capital Company (the    Company   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Company is voluntarily registering common shares of beneficial interest
under section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act
). Please note that a
filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the
Company   s Form
10 prior to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

Page 1     Explanatory Note

1. In the fourth paragraph, please disclose that the Company will be subject to the proxy rules, in addition to the Exchange Act reporting obligations, upon effectiveness of the registration statement.
                                                1
 2. In the fifth paragraph, in the second bullet point, disclosure states,
You should not expect to
   be able to sell your Common Shares regardless of how we perform.    In the
third bullet point,
   disclosure suggests that an investor might be able to sell Common Shares. Please reconcile the disclosure in the two bullet points.

3. In the fifth paragraph, in the fifth bullet point, disclosure refers to a return of capital.
   Please define this term using clear, straightforward language.

4. In the fifth paragraph, please add the following bullet points:
       x Repurchases of common stock by the Company, if any, are expected to be very limited.
       x Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.
       x The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.
       x The privately-held companies and below-investment-grade securities in which the
           Company will invest will be difficult to value and are illiquid.
       x The Company will elect to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the activities of the Company, including restrictions on leverage and on the nature of its investments.

Page 4     The Investment Team and Kennedy Lewis

5. In the last sentence of the first paragraph, disclosure states that the Investment Team shares a
   disciplined approach to    sourcing, executing upon, and monetizing
idiosyncratic special
   situations investments.    Please revise this sentence using clear,
straightforward language.

6. In the second paragraph, disclosure states that the Company is expected to benefit from
   Kennedy Lewis   s Collateralized Loan Obligation business. Please explain
the basis for this
   statement and how the firm   s CLO business is relevant to the Company   s
investment
   objectives and strategies. Currently, the registration statement does not refer to CLOs in any
   discussion of the Company   s investment strategies and risks.

Page 7     The Private Offering

7. This section refers to the Company   s capital raising efforts through
private placements made
   with a subscription agreement. Please disclose what happens to investors who fail to honor their obligations in connection with the terms of such a subscription agreement.

Page 7     Our Business Strategy/Investment Objective

8. The first paragraph states that the Company    will generally invest in
directly originated
   senior secured loans sourced through its vast network of relationships. Please disclose the following:

                                                   2
        x   Any limits on loan origination by the Company (e.g., the amount of loans originated
           as a percentage of net assets);
       x   A description of the overall loan selection process; and
       x   Whether the Company will be involved in servicing or administering the loans and, if
           so, (i) a description of its servicing obligations and (ii) whether it will be paid a fee or reimbursed for expenses for such services. Note that the staff may have additional comments depending upon the response.

9. Please disclose in this section the expected credit quality and maturity of
the Company   s
   investments. Please include the term    junk bonds    in describing debt
instruments that will be
   rated below investment grade or which, if unrated, would be rated below investment grade if they were rated.

Page 8     Industry Verticals

10. In the first paragraph, the term    Verticals    is capitalized. The term
is used several times
    earlier in the previous paragraph on the previous page. Please reconcile.

11. Disclosure refers to industry verticals that the Company has established in Life Sciences,
    Power, Technology, Media and Telecom (   TMT   ), Homebuilder Finance,
Tactical
    Opportunities, and Opportunistic Cyclicals.    Please explain what you mean
by    Tactical
    Opportunities    and    Opportunistic Cyclicals.

Page 8     Investment Allocation

12. In the second paragraph, disclosure states that the Advisor has applied for an exemptive order that will permit the Company, among other things, to co-invest with certain other persons.
    Please advise us of the status of the exemptive application.

Page 8     Payment of the Company   s Expenses

13. In the seventh bullet point, disclosure refers to    Base Management Fees
and Incentive Fees.
    These terms are not yet defined. Please address.

Page 9     Distributions; Dividend Reinvestment Program

14. In the second paragraph, disclosure refers to    PIK Common Shares.
Please define    PIK
    using clear, straightforward language.

Page 10     Management Fee

15. Please consider disclosing a fee table that conforms to the requirements of
Item 3.1 of
    Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include a second example where the five percent return results entirely from net realized capital gains, with an introductory sentence of explanation of the second example.
    We believe that such disclosure would be helpful to investors.

                                                  3
 16. Please include in the section titled,    Incentive Fee    a graphical
illustration of how the
    incentive fee will operate.

17. Please tell us supplementally whether the    Income-Based Incentive Fee
is also charged at
    12.5% after the hurdle is reached and whether are there any    catch-up
provisions. Based on
    the last paragraph of the    Incentive Fee    section, it appears both the
income and capital gains
    fee is 12.5%. The income fee, however, is not explicitly disclosed. Please explain.

Page 11     Administration Agreement

18. Please state the fee payable under the Administration Agreement.

Page 11     License Agreement

19. If applicable, please add disclosure regarding a transfer agent agreement and/or a credit facility. Please also include such agreements, as well as the License Agreement, as exhibits in Item 15.

Page 11     Expense Support and Conditional Reimbursement Agreement

20. Please add the following conditions to the ability of the Advisor to recoup expenses under the
    Expense Support and Conditional Reimbursement Agreement:
       x An expense ratio (excluding management or incentive fees) that, after giving effect to the recoupment, is lower than the expense ratio (excluding management or incentive fees) at the time of the fee waiver or expense reimbursement; and x A distribution level (exclusive of return of capital, if any) equal to, or greater than, the
           rate at the time of the waiver or reimbursement.

Page 15     Senior Securities

21. Please delete    or emergency,    from the second to last sentence of this
section, which states,
       The Company may also borrow amounts up to 5% of the value of its total assets for
    temporary or emergency purposes   .    See section 18(g) of the 1940 Act.

Page 19     Proxy Voting Policies and Procedures

22. If applicable, please discuss how the Company will approach relevant ESG proxy issues for any portfolio investments such as common stock.

Page 25     Item 1A. Risk Factors

23. Please add risk disclosure regarding the cost of Exchange Act reporting.

24. Please consider including a series of concise bullet points summarizing the principal risk factors.

                                                  4
 Page 28     The senior investment professionals and other Investment Team members of the
Advisor may, from time to time, possess material non-public information, limiting the
Company   s investment discretion.

25. The last sentence states,    Additional information on the Advisor   s
policies regarding material
    non-public information can be found in Kennedy Lewis       Insider Trading
Policy.    Please
    explain how an investor can obtain such policy.

Page 30     PIK Interest

26. The heading states,    The Company have difficulty paying its required
distributions if it
    recognizes income before, or without, receiving cash representing such
income.    There
    appears to be a word missing after    The Company.    Please address.

27. Please disclose that:
       x The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;
       x The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments; and
       x PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral.

Page 31     Regulations governing the Company   s operation as a BDC affect its
ability to,
and the way in which it, raises additional capital. As a BDC, the necessity of raising additional capital may expose the Company to risks, including the typical risks associated with leverage.

28. The first paragraph refers to the possibility that the Company will issue preferred stock.
    Please confirm that the Company will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Page 40     The Company will be subject to credit, liquidity and interest rate risks.

29. Disclosure in this section refers to the Company   s investments in certain
types of debt, such
    as secured or unsecured debt that may not be protected by financial covenants. If the
    Company will hold a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Page 68 - Item 13. Financial Statements and Supplementary Data

30. The financial statements are not included in this registration statement. Please file an amended Form 10 with complete financial statements at least fifteen days prior to the
    Form 10   s effectiveness. We may have further comments.




                                                 5
 Page 69     Item 15. Financial Statements and Exhibits

31. Please add a hyperlink to each document in the exhibit index.

32. The registration statement does not appear to have a signature page. Please confirm that the
    Company will file a pre-effective amendment that includes the signature page required by
    Form 10. See Page 3 and Instr. D of Form 10 (   At least one complete copy
of the
    registration statement filed with the Commission . . . shall be manually signed. Copies not
    manually signed shall bear typed or printed signatures.   ).

                                       *   *    *       *     *   *
         We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Should you have any questions regarding this letter, please contact me at (202) 551-5166 or Chad
Eskildsen at (202) 551-6951.

                                                            Sincerely,
                                                            /s/ Lisa N. Larkin
                                                            Lisa N. Larkin
                                                            Senior Counsel


cc:    Chad Eskildsen, Staff Accountant
       John Lee, Branch Chief
       Christian Sandoe, Assistant Director




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